UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Report of March 20, 2002

NORSK HYDRO ASA

(Translation of registrant's name into English)

Bygdøy Allé 2
N-0240 OSLO 2
Norway
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________________

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in each of the Registration Statements on Form F-3 (No. 333-8110 and No. 333-10580) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press release

Contact	Tor Steinum	Hege Marie Norheim	Norsk Hydro ASA
Telephone	(+47) 22 53 27 31	(+47) 22 53 81 25	Bygdøy allé 2
Cellular	(+47) 95 08 39 33	(+47) 95 70 64 27	N-0240 Oslo
E-mail	tor.steinum@ hydro.com	hege.marie.norheim@ hydro.com	Norway Phone: (+47) 22 53 81 00 Fax: (+47) 22 53 27 25 www.hydro.com

Oslo, 19 March 2002:

In order to comply with the authorities' decision to reduce oil production in the first quarter of 2002, Norsk Hydro will reduce production from several of its operator fields at the end of March. Production in the first quarter will be reduced by an average of 5 percent of the planned level.

Production on the Brage and Troll C fields is at present completely closed down. The production stop on Brage will last for 12 days and on Troll C for 14 days. The Oseberg, Vigdis and Tordis fields will reduce production levels at the end of March. The other fields will have minor reductions or none at all.

The production stops will be used for maintenance or to prepare modifications. This work would not have been carried out at present if full production had been an option for these fields.

The regulation that is currently being implemented, and that will also apply for the second quarter, has been provided for in Hydro's oil production estimates for this year. The estimate previously given of an average production of 430 000 barrels a day for the year still applies.

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes," "anticipates," "plans," "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which is engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2000 and subsequent filing on Form 6-K with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

for Norsk Hydro ASA

Dated: March 20, 2002

Idar Eikrem
Senior Vice President Corporate Accounting and Consolidation

WAS1 #920825 v2